December 13, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Katelyn Donovan

Re:     United Financial Bancorp, Inc.
Registration Statement on Form S-3
Filed with the SEC on November 4, 2016
Response Date: December 13, 2016
CIK No. 0001501364

Ladies and Gentlemen:

Submitted herewith for filing on behalf of United Financial Bancorp, Inc. (the “Company”), is Pre-effective Amendment No. 2 to the S-3 (the “Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2016 (the “Registration Statement”).

This Amendment is being filed after responding to a verbal comment from Katelyn Donovan regarding 10-Q incorporation by reference.

The disclosure has been changed accordingly.

Please contact the undersigned or the Company’s counsel, William W. Bouton, III, (860) 331-2626, with any questions or comments you may have regarding this filing.

Very truly yours,

UNITED FINANCIAL BANCORP, INC.
By:	/s/ Eric R. Newell
Name:	Eric R. Newell
Title:	Executive Vice President, Chief Financial Officer
and Treasurer